

Mail Stop 3561

March 13, 2018

Randall Letcavage
President, Chief Executive Officer & Chief Financial Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, CA 92780

> **Re: Premier Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated February 28, 2018**
> **File No. 0-53824**

Dear Mr. Letcavage:

We have reviewed your February 28, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2018 letter.

1.   We read your response to in comment 1, bullet point 1. You state you did not consider disclosure of the Rescom Energy agreement material until such time as all factors were in place, or reasonably foreseeable. Please tell us the value of the contracts (the amount) acquired from Rescom Energy included in your discounted cash flow analysis as of June 30, 2017 when estimating the fair value of the reporting unit. Reference is made to your January 23, 2018 response, page B-6. Please tell us your basis for including Rescom in your discounted cash flow analysis despite your belief that it was not reasonably foreseeable and not worthy of disclosure. In addition, please tell us when Rescom is expected to complete the funding efforts.

2.   We note your response to in comment 1bullet point 6 with regards to your expectations for AIC. You continue to disclose in your Form 10-Q for the period ended September 30, 2017 that AIC is expected to begin supplying power immediately after final notifications and filings with regulatory agencies are complete; yet, eight months have passed since

obtaining FERC approval and AIC has not supplied power to any customers. We are reissuing a portion of our comment. Please tell us your consideration of disclosing that AIC's supply of power to your customers is dependent on your ability to find the proper funding to capitalize AIC or find a strategic partner that you can work with to become your own supplier of which AIC has not obtained as you state in your response. Further, please tell us and disclose when you reasonably expect funding to be obtained, the source of funding, and the amount of funding needed.

In this regard, please also tell us what consideration was given to disclosing within Management's Discussion and Analysis of Financial Condition and Results of Operations a description of the key assumptions used and how the key assumptions were determined for your goodwill impairment test, a discussion of the degree of uncertainty associated with the key assumptions (the discussion regarding uncertainty should provide specifics to the extent possible); and, a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. See Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products